                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 5)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)
                               ------------------
                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)
                               ------------------
                                 WITH COPIES TO:

                     H. JEFFREY SCHWARTZ, ESQ.                               ROBERT B. PINCUS, ESQ.
                       MEGAN LUM MEHALKO,ESQ.                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
             BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP                        ONE RODNEY SQUARE
                   2300 BP TOWER, 200 PUBLIC SQUARE                       WILMINGTON, DELAWARE 19801
                         CLEVELAND, OHIO 44114                                    (302) 651-3000
                            (216) 363-4500



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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002 and September 30, 2002 relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1, No. 2, No. 3 and No. 4 thereto remains unchanged.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 7 of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

         After obtaining the Waiver, NCS instructed its financial and legal advisors to meet with representatives of Omnicare to discuss the Omnicare Proposals. Accordingly, on September 13, 2002, Glenn Pollack of Candlewood Partners, LLC, financial advisor to the Company, together with NCS's legal advisors, met with Joel F. Gemunder, President and Chief Executive Officer of Omnicare, and Omnicare's legal and financial advisors to discuss the terms of the Omnicare Proposals. Subsequent to the September 13th meeting, NCS's advisors engaged in discussions with Omnicare's advisors on a few occasions.

         On October 6, 2002, NCS received by facsimile a letter from Omnicare that was signed by Mr. Gemunder (the "Offer Letter") and a proposed Agreement and Plan of Merger to be entered into among Omnicare, the Offeror and NCS (the "Omnicare Merger Agreement"), executed by Omnicare and the Offeror. The Offer Letter indicates that by executing the Omnicare Merger Agreement, Omnicare has irrevocably committed itself to a transaction with NCS (the "Omnicare Offer"). The Offer Letter further provides that the Omnicare Offer may be accepted by NCS by executing the Omnicare Merger Agreement at anytime prior to the earliest of:

         -        the effective time of the Genesis Merger;

         -        two calendar days after the date on which:

                  - the Genesis Merger Agreement is declared illegal, invalid, void or otherwise unenforceable or is otherwise terminated by NCS or Genesis in accordance with its terms; or

                  - NCS stockholders fail to adopt the Genesis Merger Agreement and approve the transactions contemplated by the Genesis Merger Agreement at a meeting called for such purpose;

         - the date of any amendment or waiver of any of the provisions of the Genesis Merger Agreement;

         -       January 31, 2003.

         The Omnicare Merger Agreement provides that as promptly as practicable after the date that NCS executes the Omnicare Merger Agreement, Omnicare and the Offeror will amend the Offer to reflect the terms and conditions set forth in the Omnicare Merger Agreement, which include the Offeror's offer to purchase all of the outstanding Class A Common Shares and Class B Common Shares at a purchase price of $3.50 per share, net to the seller in cash (or such higher price as may subsequently be paid in the Offer, the "Offer Price"). Following completion of the Offer, the Offeror would be merged into NCS (the "Omnicare Merger"), subject to the approval of NCS's stockholders, if required by applicable law. As a result of the Omnicare Merger, NCS would become a wholly owned subsidiary of Omnicare and each outstanding share of Class A Common Stock and Class B Common Stock would be converted into the right to receive the Offer Price, except for treasury shares and shares held by Omnicare or its subsidiaries, which would be cancelled, and shares held by stockholders of the Company who have perfected their appraisal rights under Section 262 of the Delaware General Corporation Law, which would be subject to the rights afforded thereunder.

         The obligation of the Offeror to accept for payment and pay for shares tendered pursuant to the Offer would be subject to the satisfaction or waiver of each of the following conditions:

         - there shall have been validly tendered and not withdrawn that number of shares of Class A Common Stock and Class B Common Stock which represent at least a majority of the total voting power of the outstanding securities of NCS entitled to vote in the election of directors or in a merger, determined on a fully diluted basis;

         - the accuracy of NCS's representations and warranties in the Omnicare Merger Agreement, provided that this condition would be deemed to be satisfied unless all such inaccuracies would, individually or in the aggregate, reasonably be expected to have a material adverse effect on NCS;

         - the performance by NCS in all material respects of its obligations, covenants and agreements in the Omnicare Merger Agreement;

         - the absence of any law, order or injunction prohibiting the completion of the Offer or the Omnicare Merger;

         -        the absence of any governmental action

                  - challenging or seeking to restrain or prohibit the consummation of the Offer, the Omnicare Merger or any of the other transactions contemplated by the Omnicare Merger Agreement;

                  - seeking to impose any prohibition or limitation, or to require any divestiture, disposal or similar action by Omnicare;

                  - seeking to impose limitations on the ability of Omnicare to acquire or hold any shares of the surviving corporation's capital stock; or

                  - seeking to prohibit Omnicare or any of its subsidiaries from effectively controlling in any material respect the business or operations of Omnicare or any of its subsidiaries;

         - the receipt of non-governmental third-party consents or approvals that are necessary in order to permit the completion of the Offer, the Omnicare Merger or any of the other transactions contemplated by the Omnicare Merger Agreement, except for any such consents or approvals that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company if the closing of the Omnicare Merger were to occur; or

         - the receipt of any required governmental or regulatory approvals, the failure of which to be obtained would reasonably be expected to have a material adverse effect on the Company.

         The Omnicare Merger Agreement would require Omnicare to make a cash payment to NCS in the amount of any termination payment required to be made by NCS to Genesis pursuant to the Genesis Merger Agreement, except that NCS would be required to refund this amount to Omnicare in the event that the Omnicare Merger Agreement is terminated under certain circumstances. In addition, Omnicare would also be required to cause NCS to redeem the NCS Notes in accordance with their terms and discharge all amounts outstanding under the NCS senior credit facility as soon as practicable on the date on which the Offer is consummated.

         The Company is in the process of thoroughly reviewing the terms and conditions of the Offer Letter and the Omnicare Merger Agreement with its financial and legal advisors in light of the Company's current contractual commitments with Genesis. Neither the NCS Board nor the Independent Committee has taken any action with respect to the Offer Letter or the Omnicare Merger Agreement and, accordingly, their respective recommendations to holders of Shares to reject the Offer and not tender their Shares pursuant to the Offer as originally proposed by Omnicare remains unchanged. The Independent Committee and the NCS Board, however, each reserve the right to revise their respective recommendations as a result of the Offer Letter, the Omnicare Merger or any other changed circumstances.

         The foregoing discussion is a summary of the material terms of the Offer Letter and certain terms of the Omnicare Merger Agreement. The summaries are qualified in their entirety by the full text of the Offer Letter and the Omnicare Merger Agreement, copies of which are attached as Exhibits 99.4 and
99.5 to this document and are incorporated herein by reference.

ITEM 9. EXHIBITS.

                  Item 9 is hereby supplemented by adding the following additional exhibits:

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
EXHIBIT NO.
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
Exhibit 99.4      Offer Letter, dated October 6, 2002, from Omnicare, Inc. to NCS Healthcare,
                  Inc. (Incorporated herein by reference to Item 5 of Amendment No. 16 to
                  Omnicare's Tender Offer Statement on Schedule TO/A, filed October 7,
                  2002.)

Exhibit 99.5      Proposed Agreement and Plan of Merger, by and among Omnicare, Inc., NCS
                  Acquisition Corp. and NCS Healthcare, Inc., as executed by Omnicare, Inc.
                  and NCS Acquisition Corp. on October 6, 2002.  (Incorporated herein by reference to exhibit (a)(5)(B) to Amendment No. 16 to Omnicare's Tender
                  Offer Statement on Schedule TO/A, filed October 7, 2002.)
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NCS HEALTHCARE, INC.


                                        By:  /s/ Kevin B. Shaw
                                            ------------------------------------
                                               Kevin B. Shaw
                                               President and Chief Executive
                                                Officer


Dated:  October 8, 2002